July 20, 2007

Dear EP Colleagues,

Last Thursday, Alcan announced that it has agreed to combine with Rio Tinto, a global and leading mining group headquartered in the UK that has made an offer to acquire Alcan.

As you heard from both our Chairman and CEO, this decision comes after a period of intensive and thorough review of strategic options for the future of our company, following the unsolicited offer launched by Alcoa in May this year.

When the deal is completed, the new combined group will be a major leader in the aluminum industry, almost twice our size today, with an enviable participation in the upstream businesses, superior technology and R&D capability, highly competitive cost position, skillful and focused workforce and the right scale to succeed.

Engineered Products will become part of the new Group, with its inheritance of outstanding customer relationships, assets, products and technologies.

Our ability to design and deliver our Growth strategy, together with the ongoing focus on portfolio optimization and our strive for operational excellence, will continue to be our focus.

Our Growth agenda is full of extraordinary opportunities. Just a few weeks ago we have presented our 5-year plan to Dick Evans and the other members of the Executive Committee. The unanimous positive feedback that we have received is a renewed sign of confidence in our ability to deliver upon our commitments.

I want to thank you for your ability to remain focused in this period of uncertainty. Our strong financial and operating performance and the appreciation of our customers are the best proof of your dedication.

I look forward to continuing to work with you in this new exciting environment.

Sincerely,

Christel Bories
President and CEO
Alcan Engineered Products